SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York, New York 10036

TEL: (212) 735-3000

FAX: (212) 735-2000

April 30, 2010

BY HAND AND BY EDGAR

Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

RE:	SeaCube Container Leasing Ltd.
Amendment No. 1 to Registration Statement on Form S-1
(File No. 333-165752)

Dear Mr. Ingram:

On behalf of SeaCube Container Leasing Ltd., a Bermuda exempted company (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 23, 2010 (the “Comment Letter”).  The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  Capitalized terms used and not defined have the meanings given in the Registration Statement.  All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

General

1.              We will process this filing and your amendments without price ranges.  Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included.  Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

The Company acknowledges the Staff’s comment and will include a price range as soon as possible in a subsequent amendment to the Registration Statement.

2.              As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing.  If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, the number of shares to be offered or the number of shares to be sold by selling shareholders on the cover.  In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

The Company acknowledges the Staff’s comment and confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until it includes an estimated price range, number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information it may exclude in reliance upon Rule 430A.

3.              Prior to the effectiveness of the registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by FINRA.

The Company acknowledges the Staff’s comment and will inform the Staff when FINRA issues its “no-objections” letter.

Prospectus Cover Page

4.              Please remove the term “joint book-running managers” on the cover page.  We will not object to inclusion of the term on the back cover of the prospectus.

In response to the Staff’s comment, the Company has revised the prospectus cover page accordingly.

5.              The disclosure in the fourth sentence of the initial paragraph is ambiguous and not consistent with Rule 421(d) of Regulation C.  Clarify what you mean when you state that the Initial Shareholder is an entity primarily owned by certain private equity funds managed by an affiliate of Fortress Investment Group LLC.

In response to the Staff’s comment, the Company has revised the prospectus cover page accordingly.

6.              You indicate the over-allotment shares will be provided by the issuer and the selling shareholder.  However, we are unable to locate information concerning how the responsibility for supplying over-allotment shares will be allocated among the issuer and the selling shareholder.  Please provide this information in the section entitled “Underwriting-Over-Allotment Option” or in another appropriate location.

The Company acknowledges the Staff’s comment and will provide information regarding the allocation of the over-allotment shares as soon as possible in a subsequent amendment to the Registration Statement.

Inside Front Cover Page

7.              Please remove the dealer prospectus delivery obligation from the inside front cover.  See Item 502(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the inside front cover page of the Registration Statement accordingly.

Prospectus Summary, page 1

8.           The information contained in the summary is a repetition of a substantial portion of the information contained in the Business section.  Please strive for a balanced presentation that avoids the use of repetitious disclosure.  The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of your company and your offering.  Reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language.  For example, consider significantly reducing or deleting the subsections entitled “Competitive Strengths” on page 2, “Growth Strategy” on page 3 and “Industry Trends” on page 4.

In response to the Staff’s comment, the Company has revised page 2 of the Registration Statement accordingly.

9.              Please provide a prominent, practical, and easy-to-understand discussion of your formation and organizational history on a pre- and post-offering basis.  Investors may have difficulty understanding the disclosure at the top of page five, particularly the organization and relationship between the registrant, Seacastle Operating Company, Ltd, SeaCastle Inc., the affiliate of Fortress and Container Leasing International LLC.  Include a concise discussion of the purpose and strategic aim of the March 2010 reorganization.  Refer to Rule 421(d) of Regulation C.

In response to the Staff’s comment, the Company has revised page 5 and other pages of the Registration Statement accordingly.

10.       Prior to the completion of this offering, all of the equity interests in Container Leasing International, LLC will be transferred to one of your wholly owned subsidiaries.  Please provide a diagram in your filing which shows your organizational structure immediately prior to as well as after the corporate reorganization.  This diagram should include Seacastle Operating Company Ltd., Seacastle Inc., Container Leasing International, LLC, and SeaCube Container Leasing Ltd.  Your disclosures on page F-7 indicate that the corporate reorganization occurred in March 2010.  Please revise your disclosures as necessary throughout the document to clarify that the reorganization has occurred rather than saying it will occur prior to the completion of the offering.  Please also clarify whether you will have any other subsidiaries or operations aside from Container Leasing International, LLC subsequent to the reorganization.

In response to the Staff’s comment, the Company has revised pages 5, 6 and other pages of the Registration Statement accordingly.

11.       Provide a prominent summary of the Shareholders Agreement that you will enter into with the Initial Shareholder.  Tell us what consideration you have given to filing the Shareholders Agreement as an exhibit to the registration statement.  See Item 601(b)(ii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 6 and 7 of the Registration Statement accordingly. The Company will file the Shareholders Agreement as an exhibit in a subsequent amendment to the Registration Statement.

Summary Historical Consolidated Financial Data, page 10

12.       You arrive at Adjusted EBITDA by adding collections on net investment in direct financing leases, net of interest earned, to net income (loss).  Adjusted EBITDA is a measure of your operating performance used by management to focus on consolidated operating performance exclusive of income and expenses that relate to financing, income taxes, and capitalization of business.  In this regard, it is not clear why collections on net investment in direct financing leases, net of interest earned, which is included in cash flows from investing activities is included in your determination of Adjusted EBITDA.  Please expand your disclosures to clarify how your determination of Adjusted EBITDA provides useful information to investors regarding your operating performance.  Refer to Item 10(e)(1)(i)(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 12 and 13 of the Registration Statement accordingly to disclose that the Company uses Adjusted EBITDA in a number of ways, including as an indicator of the amount of cash flow the Company has available to service its debt obligations.  The Company includes principal collections on direct finance lease receivables in Adjusted EBITDA because these collections represent cash that the Company has available to service its debt obligations that is not otherwise included as income (loss) from continuing operations.  As a result, by including principal collections on direct finance lease receivables in Adjusted EBITDA, the Company believes Adjusted EBITDA is a more accurate indicator of the Company’s available cash flow to service its debt obligations.

Use of Proceeds, page 39

13.       Provide a concise but meaningful description of the capital expenditures you plan to fund with the proceeds of the offering.  Ensure that management’s discussion addresses your plans for capital expenditures and the role of those capital expenditures in your business plans and the competitive need and effect that management perceives with respect to the planned capital improvements.

In response to the Staff’s comment, the Company respectfully advises the Staff that disclosure regarding the capital expenditures the Company plans to fund with the proceeds of the offering is included on page 58 of the Registration Statement under “Liquidity Needs to Acquire Equipment to be Leased,” where the Company discusses its plans to invest funds in containers and gensets, and on pages 60 and 61 of the Registration Statement under “Contractual Obligations and Commitments,” where the Company discloses its existing obligations to purchase new containers as of December 31, 2009. The Company will update this disclosure in a subsequent amendment to the Registration Statement in connection with the filing of its financial statements for the quarter ended March 31, 2010.

14.       We note disclosure that the proceeds may be used for potential strategic investments and acquisitions.  If proceeds are to be used to finance acquisitions of other businesses, please identify such businesses if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition and a brief description of such business pursuant to Instruction 6 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 39 of the Registration Statement accordingly.

15.       You disclose that you may use a portion of the proceeds for repayment of a portion of outstanding indebtedness.  Please tell us what consideration you gave as to whether pro forma information, including pro forma earnings per share, should also be provided related to the repayment of these loans.

The Company respectfully advises the Staff that the Company has no current plans to repay debt with the proceeds of this offering. The Company has revised page 39 of the Registration Statement accordingly.

Dividend Policy, page 40

16.       You intend to pay regular quarterly dividends to your shareholders.  Please clarify whether you intend to make a distribution to owners from the proceeds of the offering or whether any planned distribution exceeds current year earnings.  If there is a planned distribution to owners which would be significant to reported equity, please present a pro forma balance sheet alongside the historical balance sheet reflecting the distribution accrual.  Please also address what consideration you gave as to whether the $60 million distribution made in 2009 was in contemplation of the offering given that it exceeded earnings during the current year and whether pro forma per share data should be provided for the latest year giving effect to the number of shares whose proceeds would be necessary to pay the dividend.  Refer to SAB Topic 1:B.3.

In response to the Staff’s comment, the Company has revised page 40 of the Registration Statement accordingly. With respect to the $60 million distribution made in January 2009, the Company respectfully advises the Staff that this offering was not contemplated at the time of the distribution. Additionally, the Company does not intend to make a distribution to owners from the proceeds of the offering, but rather expects future dividends will be paid with cash generated from net operating cash flows and, if necessary, with funds available from existing lines of credit.

Capitalization, page 41

17.       Please clearly show how you are arriving at each as adjusted amount in the notes to your capitalization table.  You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.

The Company acknowledges the Staff’s comment and will provide an updated capitalization table containing additional information regarding each as adjusted amount as soon as the expected share price and number of shares to be issued are determined in a subsequent amendment to the Registration Statement.

Results of Operations, page 50

18.       Your income statement reconciliations on page 48 from reported GAAP historical amounts to as adjusted for 2009 sale amounts for each of the two years ended December 31, 2009 appear to constitute full non-GAAP income statements.  Please revise your presentation in order to prevent undue prominence being given on this non-GAAP information.  If you continue to present these non-GAAP amounts elsewhere, please ensure that you provide the disclosures required by Item 10(e) of Regulation S-K.  For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.  Please also include a discussion regarding net income as determined under GAAP in addition to your current discussion of adjusted net income on pages 51 and 54.

In response to the Staff’s comment, the Company has revised pages 49, 50, 51, 54 and 57 of the Registration Statement accordingly.

19.       The selected fleet data provided on page 9 shows that you had 604,434 average container units for the year ended December 31, 2008 and 550,688 average container units for the year ended December 31, 2009.  You disclose that as part of the 2009 sale you sold 55,000 container units, which represents approximately 9% of your average container units for the year ended December 31, 2008.  You state that the units sold generated approximately $82.5 million of equipment leasing revenue in 2008, which represents approximately 49% of your equipment leasing revenue in 2008.  Please expand your discussion to explain why the sale of only 9% of your container units would lead to such a significant decrease in your equipment leasing revenue.  In a similar manner, address the impact on your depreciation expense.

In response to the Staff’s comment, the Company respectfully advises the Staff that the 55,000 container units that were sold as part of the 2009 Sale represented close to half of the equipment that was subject to operating leases at the time of the transaction, which is why the equipment leasing revenue from the sold units made up approximately half of the total equipment leasing revenue in 2008.  In response to the Staff’s comment, the Company has revised pages 51 and 52 of the Registration Statement accordingly.

20.       Please expand your equipment leasing revenue discussion to separately discuss revenue associated with refrigerated containers, dry containers, and generator sets.  It would appear that each type of asset may experience different pricing and utilization trends.  For example, we note that the 4% decrease on existing reefer per diems appears to have had a significant impact on your equipment leasing revenues from period to period.

In response to the Staff’s comment, the Company has revised page 51 of the Registration Statement accordingly.

Liquidity and Capital Resources, page 57

21.       You expect that your cash flows from operations, principal collections on direct finance leases, existing credit facilities, and sales of older equipment will be sufficient to meet your liquidity needs.  Please expand your discussion to address your consideration of the following in making this determination:

•	The 60% decline in cash provided by operating activities during the year ended December 31, 2009 compared to the year ended December 31, 2008;
•	The decrease in cash and cash equivalents from $30.6 million at December 31, 2008 to $8 million at December 31, 2009; and
•	The 41% decline in total revenues during the year ended December 31, 2009 compared to the year ended December 31, 2008.

In response to the Staff’s comment, the Company has revised page 58 of the Registration Statement accordingly.

22.       Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.

In response to the Staff’s comment, the Company respectfully advises the Staff that disclosure regarding the expected amounts of future spending on capital expenditures is included on page 58 of the Registration Statement under “Liquidity Needs to Acquire Equipment to be Leased,” where the Company discusses its plans to invest funds in containers and gensets, and on pages 60 and 61 of the Registration Statement under “Contractual Obligations and Commitments,” where the Company discloses its existing obligations to purchase new containers as of December 31, 2009. The Company will update this disclosure in a subsequent amendment to the Registration Statement in connection with the filing of its financial statements for the quarter ended March 31, 2010.

Critical Accounting Policies

Leasing Equipment, page 64

23.       You state that you account for initial direct costs in the acquisition of leases in accordance with the FASB Topic 840.  Please specifically discuss how you account for these initial direct costs and prepaid commissions separately for operating and direct finance leases, including the balance sheet and statement of operations line items that include these amounts.  Please also discuss the nature of the initial direct costs that are deferred and amortized over the lease term and those that are expensed as incurred.  Refer to ASC 840-20-25.

In response to the Staff’s comment, the Company has revised page 64 of the Registration Statement accordingly. Additionally, the Company respectfully advises the Staff that it accounts for initial direct costs in its leased equipment costs and in its net lease receivable for its direct finance leases. These initial direct costs are for positioning costs for new equipment to move it from the manufacturer to the customer. These costs are capitalized but they are not material. The revised disclosure on page 64 of the Registration Statement indicates that, in limited circumstances, the Company has paid commissions to agents when they have closed equipment lease transactions. These prepaid commissions are included in Other Assets on the Consolidated Balance sheet on page F-3 of the Registration Statement and are subsequently amortized to Selling, General and Administrative expense.

Leasing Equipment Held for Sale, page 65

24.       It appears that this section is related to leasing equipment held for use rather than leasing equipment held for sale as the section heading implies.  Please revise as necessary.

In response to the Staff’s comment, the Company has revised the heading “Impairment of Leasing Equipment” on page 65 of the Registration Statement. The Company respectfully advises the Staff that the heading “Leasing Equipment Held for Sale” on page 65 of the Registration Statement is accurate.

25.       Please expand your disclosures regarding your impairment considerations regarding leasing equipment.  Please expand your disclosures regarding your impairment considerations by addressing the following:

•                                          Please disclose how you group these assets for purposes of considering whether an impairment exists.  Refer to ASC 360-10-35-23 through 25;

•                                          Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

•                                          To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total member’s interests, please provide the following disclosures related to those assets or asset groups:

•                                          The percentage by which the undiscounted cash flows exceed the carrying value;

•                                          The carrying value of these assets;

•                                          A description of the assumptions that drive the undiscounted cash flows;

•                                          A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•                                          A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

In response to the Staff’s comment, the Company has revised pages 65 and 66 of the Registration Statement accordingly.

Goodwill, page 67

26.       In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:

•                                          The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•                                          How you weight each of the methods used to value goodwill, including the basis for that weighting;

•                                          How the methodologies used for valuing goodwill in the current year have changed since the prior year; and

•                                          To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total member’s interests, please provide the following disclosures for each of these reporting units:

•                                          Identify the reporting unit;

•                                          The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•                                          The amount of goodwill;

•                                          A description of the assumptions that drive the estimated fair value;

•                                          A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•                                          A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

In response to the Staff’s comment, the Company has revised page 67 of the Registration Statement accordingly.

Pending Adoption, page 68

27.       In June 2009, the FASB issued authoritative guidance on the accounting for transfers of financial assets, which is effective for reporting periods beginning after November 15, 2009.  You indicated that you are currently assessing the potential impact of adoption of ASU 2009-16, if any, on your consolidated financial statements.  Please tell us if you have determined the impact that ASU 2009-16 as well as ASU 2009-17 will have on your consolidated financial statements.  For example, please tell us if there is any impact of this guidance on the January 2009 sales transaction disclosed on page F-8.  In addition, we remind you of the additional disclosures called for by SAB Topic 11:M in regards to the expected impact of recently issued accounting standards.

In response to the Staff’s comment, the Company has revised its disclosure on pages 68 and F-17 of the Registration Statement accordingly. The Company believes that ASU 2009-16 will not have a material impact on the consolidated financial statements. ASU 2009-16 is an amendment to FAS 166 (ASC 860), Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140, which in turn is an amendment to FAS 140, Accounting for Transfers of Financial Assets.

The Company has two wholly owned subsidiaries “CLI Funding LLC” and “CLI Funding III LLC” which are special purpose entities whose primary activity is to issue asset-backed notes and are subject to consolidation by the Company. The Company believes that under ASC 860, the container asset backed securitizations are effectively borrowing arrangements as the Company maintains control over the financial assets after the transfer within its consolidated entities.

The Company notes that ASU 2009-16 is applicable for reporting periods beginning after November 15, 2009, which would be the Company’s reporting period starting from January 1, 2010. Early adoption is prohibited. The Company does not believe that ASU 2009-16 would significantly impact the current accounting for the container asset-backed securitization. Furthermore, the Company does not believe that ASU 2009-16 would impact the current accounting treatment for the 2009 Sale as under ASU 2009-16 the sale criteria to a third party under ASU 2009-16 would have been met.

ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest, does not have an impact to the Company’s financial statements as all special purpose entities are subject to consolidation by the Company.

Customer Concentration, page 89

28.       We note that Mediterranean Shipping accounted for approximately 15% of your 2009 revenue.  We also note your risk factor disclosure on page 17 that loss of this significant customer could negatively affect your financial condition.  Because you appear to be substantially dependent on your relationship with Mediterranean Shipping, please advise if you considered including a description of your contractual arrangements with Mediterranean Shipping and filing your agreement, if any, with that company as an exhibit.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has multiple leases with Mediterranean Shipping.  As is typical in the container leasing industry, the Company enters into multiple different leases with each of its customers (including Mediterranean Shipping).  Each lease covers a distinct group of containers and each lease has distinct terms and conditions.  Moreover, with respect to Mediterranean Shipping, the Company’s leases are made with various separate corporate entities within the Mediterranean Shipping group.  No single lease with Mediterranean Shipping contributed more than 2% of the Company’s 2009 revenue, and no single lease with any Company customer contributed more than 4% of the Company’s 2009 revenue.  As a result, the Company has not filed these leases under Item 601(b)(10)(ii)(B) of Regulation S-K; however, in response to the Staff’s comment, the Company has revised page 89 and other pages of the Registration Statement to provide additional clarifying disclosure with respect to these contractual arrangements.

Management, page 90

Board of Directors, page 91

29.       Please provide the disclosure required by Item 407(c)(2)(vi) and 407(h) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 91, 92 and 93 of the Registration Statement accordingly.

30.       You indicate that upon completion of the offering, your board will consist of seven directors.  Summarize the status of your efforts to identify the directors and obtain their consent to serve.  Please also refer to Rule 438 of Regulation C and provide the appropriate consents of the director(s) you have selected or tell us when and how you propose to update your filing to include this information.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is in the process of identifying the appropriate persons to serve on its board of directors. When such directors have been selected, the Company will include in a subsequent amendment to the Registration Statement the disclosure required by Regulation S-K and will file the appropriate consents of the directors.

31.       We note that you have omitted a significant amount of information relating to the compensation of your directors and named executive officers.  Please be advised that

Rule 430A does not permit you to omit this information.  In your next amendment, please supply the information that you have left blank on pages 89-97.

In response to the Staff’s comment, the Company has revised pages 96, 97, 98, 99, 102 and 103 of the Registration Statement accordingly. In addition, the Company will provide additional required information as soon as possible in a subsequent amendment to the Registration Statement.

Certain Relationships and Related Party Transactions, page 104

32.       Tell us what consideration you have given to providing disclosure under Item 404 of Regulation S-K relating to the loan to the Initial Shareholder disclosed on page 50.  Also tell us whether you considered filing the agreement evidencing the loan under Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 106 of the Registration Statement to include disclosure of this loan arrangement.  With respect to filing the agreement evidencing the loan, the Company respectfully advises the Staff that it does not believe the agreement is required to be filed under Item 601 of Regulation S-K because the promissory note will not be material to the Company after the consummation of the initial public offering.  In connection with the Structure Formation, which was completed in March 2010, one of the Company’s subsidiaries assumed the Initial Shareholder’s obligations under the promissory note and the Initial Shareholder entered into a guarantee in respect of the obligations under the note.  Thus, as of the completion of the Structure Formation, this note became an intercompany obligation and was no longer an asset of the Company.  Additionally, as of the consummation of the initial public offering, the Initial Shareholder’s guarantee of the promissory note will be released.  As a result, following the consummation of the initial public offering, neither the Company nor any of its subsidiaries will have any rights or obligations under this loan arrangement and the Company does not believe the filing of any agreements related to the loan arrangement will be helpful to investors.

Principal and Selling Shareholders, page 108

33.       Please provide a materially complete discussion of how the selling shareholder acquired the securities that you are registering on its behalf for resale.  The background of the issuances to the selling shareholder and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale and the instrument(s) that define the rights of the security holders.

In response to the Staff’s comment, the Company has revised page 108 of the Registration Statement accordingly.

34.       For Seacastle Operating Company Ltd., disclose the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.  Please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website.

In response to the Staff’s comment, the Company respectfully advises the Staff that, in accordance with the Staff’s guidance in Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, the Company has included in footnote (4) to the beneficial ownership table the persons who have sole or shared voting power and investment control over the securities held by the beneficial owner.

Lock-Up of Our Common Shares, page 129

35.       Disclose whether the managing underwriters have any intent to shorten lock-ups or release them early.

In response to the Staff’s comment, the Company has revised page 129 of the Registration Statement accordingly.

36.       Please file the lock-up agreement as an exhibit to the registration statement.

The Company acknowledges the Staff’s comment and notes that the lock-up agreements with the Company and the Initial Shareholder are a part of the underwriting agreement that the Company and the Initial Shareholder will enter into with the underwriters, and the form of lock-up agreement for the directors and officers is included as an annex to the underwriting agreement. The Company will file the form of underwriting agreement as an exhibit in a subsequent amendment to the Registration Statement.

Financial Statements

Note 1. Description of Business and Basis of Presentation, page F-7

37.       Please disclose what consideration was given to providing financial statements of the registrant, SeaCube Container Leasing Ltd.

In response to the Staff’s comment, the Company has revised pages F-7 and F-8 of the Registration Statement accordingly.

38.       Seacastle Operating Company Ltd. is a subsidiary of Seacastle Inc., an entity primarily owned by certain funds managed by an affiliate of Fortress Investment Group LLC.  Container Leasing International, LLC is a wholly owned subsidiary of Seacastle Operating Company Ltd.  In March 2010, Container Leasing International, LLC became an indirect, wholly owned subsidiary of SeaCube Container Leasing Ltd, which is the registrant and also a wholly owned subsidiary of Seacastle Operating Company Ltd.  Please expand your disclosures to clearly disclose the terms of the corporate reorganization in March 2010.  Please clearly disclose what impact the reorganization will have on the financial statements included in the filing.  It is not clear how you intend to retroactively adjust your capital accounts and corresponding earnings per share amounts as a result of the reorganization.  It appears that membership interests in Container Leasing International, LLC were exchanged for the common stock of SeaCube Container Leasing Ltd.  Please clarify.  Please also address the following, as necessary:

•                                          Please clearly disclose the exchange rate that was used to determine the number of shares of common stock that will be received in exchange for member’s interests units.  You should disclose how you arrived at the appropriate exchange rates, including the factors that you considered.  Please clarify if the same exchange ratio was used for all of the existing owners.  If not, please disclose your accounting for any preferential rights or beneficial conversion features;

•                                          Please clarify whether any holders of member’s interests will increase or decrease their proportionate ownership levels relative to other holders as a result of the reorganization; and

•                                       Please clarify whether anyone who is not an existing owner received shares of your common stock in the reorganization.  If so, please tell us the terms under which these shares will be given to these non-existing owners, including if any consideration will be paid.

In response to the Staff’s comment, the Company has revised pages F-7 and F-8 of the Registration Statement accordingly. Additionally, the Company respectfully advises the Staff that the assumption of the obligations of the Initial Shareholder under the promissory note by SeaCube Operating Company Ltd. had the effect of reducing SeaCube’s share capital by the amount of the obligations. This change in SeaCube’s capital base will be reflected in its March 31, 2010 balance sheet, which will be included in a subsequent amendment to the Registration Statement.

39.       You provide disclosures on page 125 regarding the taxation of SeaCube Container Leasing Ltd. and its subsidiaries.  Please clearly disclose in the notes to the financial statements what changes in taxation will occur as a result of the corporate reorganization, if any.  Please also refer to the disclosures required by SAB Topic 1:B.2.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes it has disclosed how CLI was taxed on page F-27 of the Registration Statement, and on page 132 of the Registration Statement the Company describes how the Company will be taxed upon its formation. The Company will provide additional disclosure in a subsequent amendment to the Registration Statement in connection with the filing of its financial statements for the quarter ended March 31, 2010.

2009 Sale, page F-9

40.       Please help us better understand your accounting of the January 20, 2009 transaction by addressing the following:

•                                          Please disclose whether the sale was made to a third party or a related party.  If it was a related party, please clearly disclose the nature of the relationship;

•                                          In conjunction with the sale of these assets you signed an administrative services agreement, whereby, for a ten-year term subject to a maximum 3 year extension at the option of the container owner, you have agreed to operate, lease and re-lease the containers and to act on the owners behalf as so directed.  Please tell us what consideration you gave to the guidance in ASC 840-20-40-3 through 5 in determining that this should be accounted for as a sales transaction.  Your explanation should include a summary of any risks of ownership you retain;

•                                          Please tell us what consideration was given to the guidance in ASC 605-25 as far as allocating arrangement consideration between the sale of containers and generator sets and the administrative services agreement; and

•                                          Please help us understand how it was determined which containers and generator sets would be sold pursuant to this transaction.  For example, please tell us if the containers and generator sets sold represented a division or any other grouping.

In response to the Staff’s comment, the Company has revised page F-9 and other pages of the Registration Statement accordingly. Additionally, the Company respectfully advises the Staff that the information contained in the Company’s disclosure of the 2009 Sale on page 49 of the Registration Statement discusses the equipment sale and the administrative services agreement, which meet the requirements of ASC 605-25 and thus the Company believes it is accounting for them correctly.

Note 2. Summary of Significant Accounting Policies, page F-10

General

41.       Your disclosures on page 76 and throughout the filing indicate that the lessee is generally responsible for all operating costs including taxes, insurance and maintenance.  Other revenue includes income earned on lessee paid repairs and maintenance.  Your discussion of restricted cash indicates that restricted cash includes maintenance deposits and security deposits received from lessees pursuant to the terms of various lease agreements.  In this regard, please address the following:

•                                          Please expand your disclosures to address the terms of the arrangements in which you record income earned on lessee paid repairs and maintenance as well as why and when you record income on lessee paid repairs and maintenance given that the lessees are generally responsible.  Please also consider disclosing the amount of revenue recorded each period related to lessee paid repairs and maintenance; and

•                                          Please tell us the terms of arrangements in which you receive maintenance deposits from customers as well as why you receive them.  Please disclose where these deposits are recorded on your balance sheet and correspondingly how you reflect changes in these amounts as well as security deposit amounts on your cash flow statements.  Please also tell us the amounts reported for each period presented on your balance sheet for maintenance deposits and security deposits as well as the amounts reported on your cash flow statements related to each of these deposits.

In response to the Staff’s comment, the Company has revised page F-11 and other pages of the Registration Statement accordingly.

42.       You discuss a loan made to your initial shareholder in 2009 on page 50.  Please disclose how you account for this loan, including where it is reflected on your balance sheets.

In response to the Staff’s comment, the Company has revised page 53 of the Registration Statement accordingly. Additionally, the Company respectfully advises the Staff that the interest on the loan is recorded in interest income in the income statement, and additional disclosure is included on page F-35 under the heading “Note Receivable from Affiliate.”

Leasing Assets Held for Sale, page F-12

43.       Please provide the disclosures required ASC 205-20-50, which should include the carrying amount of assets held for sale.

In response to the Staff’s comment, the Company has revised page F-12 of the Registration Statement accordingly.

Management Services, page F-13

44.       All billings generated for investors net of expenses incurred on behalf of the investors (net of the management fees earned) are recorded as a payable to the investors.  The payable to the investors is netted against the amounts due from the customers relating to managed equipment and recorded within accrued expenses and other liabilities.  Please expand your disclosures to address what consideration you gave to ASC 210-20-45 in determining net presentation is appropriate.

In response to the Staff’s comment, the Company respectfully advises the Staff that it considered four criteria for set-off: determinable amounts, the intent and the right to set off as well as the right of set-off being enforceable by law, and determined that net presentation was correct and in accordance with ASC 210-20-45.

Note 3. Leasing Activity, page F-17

Equipment Leasing Revenue, page F-18

45.       Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how you considered the provisions in ASC 840-20-25 in reaching the conclusions you did regarding your accounting treatment.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s current contracts do not have any guaranteed step-up provisions or escalation clauses. The Company’s accounting for Equipment Lease revenue is in accordance with ASC 840-20-25.

Finance Revenue, page F-18

46.       Please disclose the amounts of initial direct costs incurred related to your direct financing leases as well as the executory costs included in minimum lease payments.  Please also disclose the accumulated allowance balances for uncollectible minimum lease payments receivable as of each balance sheet date.  Please clarify in your disclosure how unguaranteed residual values are reflected in the components of your net investment in finance leases.  Refer to ASC 840-30-50-4 and ASC 840-10-55-47.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes its direct costs for direct finance leases are not material because they are less than $1 million in total at December 31, 2009. The Company does not believe that a reserve for uncollectible future minimum lease payments is necessary and thus none has been provided. The Company has revised the disclosure on page F-19 of the Registration Statement accordingly to disclose that unguaranteed residual values are reflected in “Net Lease Receivables.”

Note 5. Borrowings

Covenants, page F-21

47.       Please disclose the specific terms of any material debt covenants with any required ratios.  Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants.  Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance

and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.govidivisions/corpfiniguidance/nongaapinterp.htm.

In response to the Staff’s comment, the Company has revised pages F-21 and F-22 of the Registration Statement accordingly.

Note 7. Income Taxes, page F-27

48.       Since Container Leasing International, LLC is a single-member LLC, you have provided for taxation as if it was a stand-alone entity.  Please help us understand why there would be no provision for income taxes during each of the two years ended December 31, 2008.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not make provision for income taxes during either of the years ended December 31, 2008 or December 31, 2007 because in each period there was a tax benefit that was fully offset by valuation allowances. Additionally, the Company respectfully advises the Staff that disclosure regarding tax rate reconciliation on page F-28 of the Registration Statement provides additional support that there was no tax expense in 2007 or 2008.

Note 8. Commitments and Contingencies

Guarantees and Indemnifications, page F-30

49.       Please tell us what consideration you gave to SAB Topic 5:J as far as determining whether the Seacastle Credit Facility should be reflected on your financial statements given that you are a guarantor of this debt.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Seacastle Credit Facility was incurred to provide funds for new investments into Seacastle ships and chassis entities. None of the funds were used by the Company. Thus, the Company is not required to apply push-down accounting under SAB Topic 5-J.

Note 10. Shareholders’ Equity and Share Based Payments, page F-31

50.       Please provide us an analysis of all equity issuances since January 1, 2009 as well as any planned equity issuances in connection with the offering.  In this regard, your disclosures on pages 7 and 39 indicate that there may be some equity issuances prior to the offering.  This should include issuances for Container Leasing International, LLC, SeaCube Container Leasing Ltd, and Seacastle Operating Company Ltd.  For each transaction,

•                                          identify the parties, including any related parties;

•                                          the purpose of the issuance;

•                                          how you accounted for the issuance;

•                                          the nature of the consideration;

•                                          the fair value and your basis for determining the fair value; and

•                                          Indicate whether the fair value was contemporaneous or retrospective.

•                                          To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

•                                          For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

In response to the Staff’s comment, the Company respectfully advises the Staff that, since January 1, 2009, there have been no equity issuances by Container Leasing International, LLC or Seacastle Operating Company, Ltd.  In addition, since SeaCube Container Leasing Ltd.’s formation in March 2010, SeaCube has not issued any equity other than to the Initial Shareholder to capitalize SeaCube and to effect the Structure Formation.  In April 2010, in connection with finalizing the separation of SeaCube container leasing business from the other businesses of Seacastle Inc., SeaCube issued a total of 477,812 shares in exchange for consideration with an aggregate fair value of approximately $8.2 million, or approximately $17.19 per share.

•                  The parties included in the issuance included existing employees of SeaCube as well as certain non-employees of SeaCube.

•                  The purpose of the issuance was in connection with the separation of the SeaCube container business from the other businesses of Seacastle Inc.

•                  The issuance was accounted for as an issuance of equity in SeaCube and an increase in the share capital of SeaCube.

•                  The nature of the consideration in the issuance was a total of  826,914 shares of Seacastle Inc. common stock with an aggregate value of approximately $8.2 million at the time of the issuance that was cancelled in exchange for the SeaCube common shares.  The participants in the issuance had either purchased or been granted the shares of Seacastle Inc. common stock over the last four years, including certain participants who were granted Seacastle Inc. common stock since January 1, 2009.

•                  As noted above, the fair value of the SeaCube common shares at the time of the issuance was estimated to be $17.19 per share.  The fair value of SeaCube’s common shares was determined based on a retrospective valuation, which was approved by SeaCube’s board of directors. SeaCube established the valuation for the exchange using two analyses: (i) a current market multiple of earnings analysis and (ii) a discounted cash flow analysis.  First, SeaCube examined the current trading multiples of SeaCube’s closest publicly-traded peers and applied that to SeaCube’s projected earnings in 2010 to establish SeaCube’s implied market value. This examination and review involved a number of assumptions made by SeaCube about the future performance of SeaCube’s business that were reviewed in light of historical performance and expected market developments based on the economic environment at the time of the valuation. Second, SeaCube conducted a discounted cash flow analysis which valued SeaCube’s equity based on expected future equity cash flows, together with a terminal value; these were discounted back to the valuation date using SeaCube’s estimated cost of equity. SeaCube’s expected future cash flows were based on contract-level estimates of specific customer demand in 2010 and a detailed review of SeaCube’s revenue and expense drivers (both volume and rate changes) for the remainder of the projection period. The estimated terminal value was based on the four year historical average earnings multiple of SeaCube’s closest publicly-traded peers. SeaCube’s cost of equity was calculated using a capital asset pricing model. The inputs to the model were primarily derived from publicly available market data.

In addition to the share exchange described above, SeaCube plans to issue new shares to certain of its directors in connection with the IPO and such shares will be valued at the IPO price.

SeaCube has yet to set a price range for the offering.  The expected pricing of the offering will be addressed in a subsequent amendment to the Registration Statement.

Note 14. Related Party Transactions, page F-34

51.       Please disclose the method used to allocate expenses from the parent for each type of expense.  Please disclose, if true, that you believe the methods used to allocate expenses from the parent are reasonable.  Please also disclose the estimated amount of expenses that would have been incurred for each period presented had you been an unaffiliated entity or state an estimate is not practicable.  Refer to Question 2 of SAB Topic 1:B.1.

In response to the Staff’s comment, the Company has revised page F-35 of the Registration Statement accordingly.

Note 16. Subsequent Events, page F-37

52.       Please provide the disclosures required by ASC 855-10-50.

In response to the Staff’s comment, the Company has revised page F-37 of the Registration Statement accordingly to include all disclosures required by ASC 855-10-50.

Exhibit 23.2

53.       Please make arrangements with Ernst and Young LLP to provide a currently dated consent and have them correct their references to their report date, which it appears should be March 29, 2010.  The current consent is dated March 29, 2009.  Please also ensure that the updated consent refers to the correct registration statement number.

In response to the Staff’s comment, Ernst and Young LLP has provided a revised consent as an exhibit to the Registration Statement.

* * * * *

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,

/s/ Joseph A. Coco

Joseph A. Coco

cc:                                 Lisa D. Leach, Esq.

Vice President and General Counsel

SeaCube Container Leasing Ltd.

1 Maynard Drive

Park Ridge, New Jersey 07656

David B. Harms, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498